Exhibit 99.230

KPMG LLP

205 5th Avenue SW
Suite 3100

Calgary AB T2P 4B9
Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

The Office of the Superintendent Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador
Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Nunavut

To whom it may concern:

Re: mCloud Technologies Corp. (the “Corporation”)

We refer to the prospectus supplement dated August 12, 2021 to the short form base shelf prospectus of the above Corporation dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus dated April 28, 2020 for the provinces of Canada relating to the qualification for distribution of common shares and warrants of the Corporation on the conversion of outstanding convertible debentures of the Corporation and of the qualification for distribution of the warrant shares issuable on exercise of the warrants (collectively, the “Prospectus”).

We, KPMG LLP, consent to be named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 23, 2021 to the shareholders of the Corporation on the following consolidated financial statements:

—	Consolidated statements of financial position as at December 31, 2020 and December 31, 2019,
—	Consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and
—	Notes to the consolidated financial statements, including a summary of significant accounting policies.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Yours very truly,

Chartered Professional Accountants

August 12, 2021
Calgary, Canada

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